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                                                                    EXHIBIT 99.1


                                 HOLLINGER INC.
                  HOLLINGER INC. NOT INTENDING TO OFFER TO BUY
              RETRACTABLE COMMON SHARES HELD BY THE PUBLIC MINORITY

TORONTO - DECEMBER 20, 2001: Hollinger Inc. (TSE: HLG.C) announces that it does not intend, and it is advised that The Ravelston Corporation Limited does not intend, to make an offer to purchase the retractable common shares of Hollinger Inc. owned by minority shareholders, being approximately 7.1 million shares. On September 11, 2001 a committee of independent directors was constituted to explore the possibility of such an offer although it was noted in the public announcement at that time that there could be no assurance that any such offer would be made. Given current market conditions and business developments since September 11, 2001 Hollinger management has concluded that it is not feasible to initiate a going private transaction at this time.

Hollinger's principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) which represents approximately 71.8% of the voting power and approximately 32.2% of the equity of the outstanding shares of Hollinger International Inc.

Hollinger International Inc. owns English-language newspapers in the United States, United Kingdom, Canada and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.



FOR MORE INFORMATION CONTACT:
PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  (416) 363-8721

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